UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Education Alternatives, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    28139B100
            ---------------------------------------------------------
                                 (CUSIP Number)

Harold Nelkin                                 Lester A. Greenberg
Nelkin Capital Management, Inc.               Greenberg & Kahr
111 Great Neck Road, Suite 304                230 Park Avenue - 26th Fl.
Great Neck, NY 11021  (516) 466-7552          New York, NY 10169  (212) 297-0130
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 28139B100                                            Page 2 of 5 Pages
-------------------                                            -----------------


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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harold Nelkin     ###-##-####

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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF00
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.
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                  7     Sole Voting Power
  Number of
   Shares               700,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        700,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      700,000
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.32%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 of 7

                                                               Page 3 of 5 Pages


Item 1. Security and Issuer

      This statement relates to the Common Stock, par value $0.01 per share, of Education Alternatives, Inc. a Minnesota corporation (the "Company"), the principal executive office of which is located at 1300 Norwest Financial Center, 7900 Xerxes Avenue South, Minneapolis, Minnesota, and is filed on behalf of Harold Nelkin (the "Reporting Person"). The Company's shares of Common Stock are hereinafter referred to as the "Shares".

Item 2. Identity and Background

      (a)   The Reporting Person is Harold Nelkin.

      (b) The business address of the Reporting Person is c/o Nelkin Capital Management Inc., 111 Great Neck Road, Great Neck, New York 11021

      (c) The Reporting Person is the sole shareholder, the President and a portfolio manager employed by Nelkin Capital Management Inc., a registered investment adviser, whose address is 111 Great Neck Road, Suite 304, Great Neck, New York 11021.

      (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

      (e) The Reporting Person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining, prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect thereto.

      (f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of funds or Other Consideration.

      The Shares purchased by the Reporting Person were purchased with the purchaser's own funds, the aggregate purchase price for the 700,000 Shares is $3,125,963. Approximately $781,491 was borrowed by the Reporting Person from his broker under the terms of its standard margin agreement, a copy of which is annexed as Exhibit A.

Item 4. Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment.

      The Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (a) through (j) of the instructions to this Item 4.

                                                               Page 4 of 5 Pages


Item 5  Interest in Securities of the Issuer.

      (a) This statement relates to 700,000 Shares, which the Reporting Person beneficially owns, constituting approximately 9.32% of the outstanding Shares.(1) Ruth Nelkin, the Reporting Person's wife, owns 2,500 Shares, which constitutes approximately .03% of the outstanding Shares, as to which the Reporting Person disclaims beneficial ownership. Leslie A. Nelkin the Reporting Person's adult son owns 201,500 Shares, which constitutes approximately 2.68% of the outstanding Shares, as to which the Reporting Person disclaims beneficial ownership. Neither of such persons is a member of a group with the Reporting Person.

      (b) The Reporting Person has sole voting and dispositive power with respect to 700,000 Shares. The Reporting Person does not share voting or dispositive power with respect to any Shares.

      (c) All transactions in the Shares effected within the past 60 days by the Reporting Person are set forth on Exhibit B, attached hereto. All such transactions were effected through the National Association of Securities Dealers Automated Quote System.

      (d)   Inapplicable.

      (e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Person is not a party to any contracts, arrangements, understandings or relationships which relate to the Shares.

Item 7. Material to be Filed as Exhibits.

      Exhibit A. Standard form of Margin Agreement

      Exhibit B. Transactions in the Shares

----------
      (1) Based upon 7,510,000 Shares reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

                                                               Page 5 of 5 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 1997                                       /s/ Harold Nelkin
------------------------                                ------------------------
         Date                                                  Signature

                                                        Harold Nelkin
                                                        ------------------------
                                                               Name/Title

                                   EXHIBIT A

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                                                                          [LOGO]
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                                         [Letterhead of Oppenheimer & Co., Inc.]

Client Agreement

Please read carefully, sign and return in the enclosed envelope.

In consideration of Oppenheimer & Co., Inc. ("Oppenheimer") accepting my account and agreeing to act as my broker, I agree to the following with respect to any of my accounts with you for extensions of credit and the purchase and sale of securities, put & call options, and other property. This agreement shall not become effective until accepted by you in your New York office. Acceptance may be evidenced by internal records maintained by you. Throughout this agreement, "I," "me," "we," and "us" refer to the client and all others who are legally obligated on this account. "You" and "your" refer to Oppenheimer, its subsidiaries, affiliates, officers, directors, agents and/or employees.

1. MY REPRESENTATIONS. I represent that I am of the age of majority according to the laws of my state of residence. I further represent that I am not an employee of any exchange or of a member firm of any exchange or of a member of the National Association of Securities Dealers, Inc. (the "NASD"), or of a bank, trust company, or insurance company unless I have notified you to that effect. If I become so employed, I agree to notify you promptly. I also represent that no persons other than those signing this agreement have an interest in the account.

2. DEFINITION OF "PROPERTY." The word "property" is used herein to mean securities of all kinds, monies, options, bonds, commodities, and contracts for the future delivery of, or otherwise relating to, commodities or securities and all other property usually and customarily dealt in by brokerage firms.

3. SHORT AND LONG SALES ORDERS; DELIVERIES AND SETTLEMENTS; PAYMENT FOR ORDER FLOW. I agree that in giving orders to sell, all "short" sales orders will be designated as "short" and all "long" sales orders will be designated as "long." "Short sale" means any sale of a security not owned by the seller or any sale that is consummated by delivery of a borrowed security. I also agree that you may at your discretion immediately cover any short sales in my account. The designation on a sale order as "long" is a representation on my part that I own the security, and if the security is not in your possession at the time of the contract for sale, I agree to deliver the security to you by settlement date in good delivery form. In case of non-delivery of a security, you are authorized to purchase the security to cover my position and charge any loss, commissions, and fees to my account. I agree that if you fail to receive payment for securities purchased, you may, without prior demand and notice, sell securities or other property held by you in any of my accounts and any loss resulting therefrom will be charged to my account. I am aware that as a matter of policy, Oppenheimer & Co., Inc. does not receive payment or any form of compensation from any broker or dealer, person, exchange, marketplace or registered securities association in return for routing customer orders to such person or entity.

4. RESTRICTIONS ON TRADING. I understand that you may in your sole discretion prohibit or restrict trading of securities or substitution of securities in any of my accounts.

5. ORAL AUTHORIZATIONS. I agree that you shall incur no liability in acting upon oral instructions given to you concerning my accounts, provided such instructions reasonably appear to be genuine.

6. TRANSFER OF EXCESS FUNDS; EXCHANGE RATE FLUCTUATIONS. You may transfer excess funds from my commodity accounts to any of my other accounts for any reason such as to avoid a margin call, not in conflict with the Commodity Exchange Act. If any transactions are effected on an exchange in which a foreign currency is used, any profit or loss as a result of a fluctuation in the exchange rate will be reflected in my account.

7. TEMPORARY INVESTMENT OF FREE CREDIT BALANCES: PRINCIPAL AND INTEREST PAYMENTS. I authorize, but do not require, you to automatically invest on a periodic basis the free credit balances in my accounts, including interest and dividends paid to me, in mutually selected money market funds or, in the absence of a verbal or written selection by me, in preselected money market funds. I understand that you may terminate my automatic cash investment account if my brokerage account becomes inactive for a period of 90 days and/or if the credit balance falls below a stated minimum balance. You are not required to remit interest or dividends to me on a daily basis. You may redeem my money market fund shares, without notice, to the extent necessary to satisfy any debits arising in any of my accounts. I acknowledge that interest will not be paid to me on credit balances in any of my accounts unless specifically agreed to by you. You may credit my account with principal and interest due on debt securities held in my accounts on the payments dates and are entitled to recover any such payments from me if the same are not actually received by you from the trustee or paying agent.

8. ACCURACY OF REPORTS; COMMUNICATIONS. Confirmation of orders and statements of my accounts shall be conclusive and deemed correct if not objected to in writing, within ten (10) days after receipt by me by mail or otherwise. Communications mailed to me at the address specified by me to you shall, until you have received notice from me of a different address, be deemed to have been personally delivered to me and I agree to waive all claims resulting from failure to receive such communications.

9. CORRESPONDENT ACCOUNTS. If my account has been introduced to you and is carried by you only as a clearing broker, I agree that you are not responsible for the conduct of the introducing broker, and your only responsibilities to me relate to the execution, clearing and bookkeeping of transactions of my accounts. Furthermore, I agree that my introducing broker and its employees are third party beneficiaries of this agreement.

10. SECURITY INTEREST. As security for the payment of all loans presently outstanding or to be made under this or any other agreement between us, and for all liabilities I may have to you now or in the future, I grant you a security interest in and general lien upon any and all property belonging to me or in which I may have an interest, held by you or carried in any of my accounts (individual or multiple owner), including commodity accounts. All property shall be subject to such security interest as collateral for the discharge of my obligations to you, wherever or however arising and without regard to whether or not you have made loans with respect to such property. You are hereby authorized to sell and/or purchase any and all property in any of my accounts or to liquidate any open commodity futures or forward contracts in any of my accounts without notice in order to satisfy such obligations. In enforcing your security interest, you shall have the discretion to determine which property is to be sold and the order in which it is to be sold and shall have all the rights and remedies available to a secured party under the New York Uniform Commercial Code.

11. LIQUIDATION OF COLLATERAL OR ACCOUNT. You may sell any or all property held in any of my accounts and cancel any open orders for the purchase or sale of any property without notice in the event of my death or whenever in your discretion you consider it necessary for your protection. In such event you also may borrow or buy-in all property required to make delivery against any sale, including a short sale, effected for me. Such sale or purchase may be public or private and may be made without advertising or notice to me and in such manner as you may in your discretion determine. No demands, calls, tenders or notices which you may make or give in any one or more instances shall invalidate the foregoing waiver on my part. At any such sale you may purchase the property free of any right of redemption and I shall be liable for any deficiency in my accounts. Without your prior written consent, I will not cause or allow any of the collateral held in my account, whether now owned or hereafter acquired, to be or become subject to any liens, security interests, mortgages or encumbrances of any nature other than your security interest.

12. LOANS. From time to time you may, at your discretion, make loans to me for any purpose, including the purpose of purchasing, carrying or trading in securities ("Margin Loans"). Pursuant to Regulation T, Margin Loans will be made in a Margin Account. The minimum and maximum amount of any particular loan may be established by you in your discretion regardless of the amount of collateral delivered to you and you may change such minimum and maximum amounts from time to time.

13. PAYMENT OF LOANS ON DEMAND. I agree to pay ON DEMAND any balance owing with respect to any of my accounts, including interest and commissions and any costs of collection (including attorneys' fees, if incurred by you). I understand that you may demand full payment of the balance due in my accounts plus any interest charges accrued thereon, at your sole option, at any time without cause and whether or not such demand is made for your protection. That is, loans are not made for any specific term or duration but rather are due and payable at your discretion upon a demand for payment made to me. I agree that you may at your sole option apply payments of interest, dividends, premium and principal received on any of the collateral, whether pursuant to the terms of such collateral or upon the sale of the collateral, to the payment of the balance due in my accounts or pay such amounts to me.

14. MAINTENANCE OF COLLATERAL. I understand that the properties in my Margin Account, together with all attendant rights of ownership, may be carried in your general loans and may be pledged, repledged, hypothecated, or re-hypothecated, or loaned by you separately or in common with other properties. The pledge, repledge, hypothecation, or re-hypothecation by you may secure your indebtedness equal to or greater than the amount owed to you by me. I agree to deposit additional collateral, as you may in your discretion require from time to time, in the form of cash or securities in accordance with the rules and regulations of the Federal Reserve Board, the New York Stock Exchange ("NYSE"), the American Stock Exchange, Inc. ("AMEX"), other national securities exchanges, associations or regulatory agencies under whose jurisdiction you are subject and you own minimum house margin maintenance requirements. In the event I no longer maintain a debit balance or an indebtedness to you, it is understood that you will fully segregate all securities in my accounts in your safekeeping or control (directly or through a clearing house) and/or deliver them to me upon request.

15. INTEREST CHARGES AND PAYMENTS. I agree to pay interest, to the extent not prohibited by the laws of the State of New York, upon all amounts advanced and other balances due in my accounts in accordance with your usual custom, which may include the compounding of interest. Your custom, which may change from time to time, will be set forth in your Truth-In-Lending Statement included in your booklet entitled "What You Should Know About Your New Account," which is incorporated herein by reference. By entering into any transactions with you after I receive the Truth-In-Lending Statement, I acknowledge that I have read and agreed to the Truth-In-Lending Statement for all past and future transactions in my account. I understand that interest on all debit balances shall be payable ON DEMAND and that, in the absence of any demand, interest shall be due on the first business day of each interest period. My daily net debit balance will include accrued interest I have not paid from prior interest periods, if any. I understand that to the extent permitted by applicable law you may charge me interest on the unpaid interest previously added to my debit balance, that is, you may charge me compound interest. You may, in your discretion, not deem any check or other remittance to constitute payment until it has been paid by the drawee and the funds representing such payment have become available to you.

16. CREDIT INFORMATION AND INVESTIGATION. I authorize you to obtain reports concerning my credit standing and my business conduct at your discretion. Upon my request you will inform me whether you have obtained credit reports and if you have, you will inform me of the name and address of the consumer reporting agency that furnished the reports to you.

17. JOINT ACCOUNTS. If this is a joint account, we jointly and severally agree that each of us shall have authority on behalf of this account to buy, sell (including short sales), and otherwise deal in, through you as brokers, securities or options, on margin or otherwise, to receive for the account and to dispose of money, securities and other property, make, terminate, or modify for the account, agreements relating to these matters or waive any of the provisions of such agreements, and generally to deal with you as if each of us alone are the account owner, all without notice to the other account owners. We agree that notice to any account owner shall be deemed to be notice to all account owners. Each account owner shall be jointly and severally liable for this account.

a. You may follow the instructions of any of us concerning this account and make deliveries to any of us, of any or all securities in this account, and make payments to any of us, or any or all monies in this account as any of us may order and direct, even if such deliveries and/or payments shall be made to one of us personally, and not for this account. You shall be under no obligations to inquire into the purpose of any such demand for delivery of securities or payment, and you shall not be bound to see to the application or disposition of the said securities and/or monies so delivered or paid to us.

b. In the event of the death of any of us, the survivor(s) shall immediately give you written notice thereof, and you may, before or after receiving such notice, take such proceedings, require such documents, retain such portion and/or restrict transactions in the account as you may deem advisable to protect you against any tax, liability, penalty or loss under any present or future laws or otherwise. The estate of any of us who shall have died shall be liable and each survivor will be liable, jointly or severally, to you for any debt or loss in this account resulting from the completion of transactions initiated prior to your receipt of a written notice of such death or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

c. Any taxes or other expenses becoming a lien against or being payable out of the account as the result of the death of any of us, or through the exercise by his or her estate or representatives of any rights in the account shall be chargeable against the interest of the survivor(s) as well as against the interest of the estate of the decedent. This provision shall not release the decedent's estate from any liability provided for in this agreement.

d. DESIGNATION OF TENANCY: This paragraph 17(d) is not applicable in community property jurisdictions (e.g., Texas, California), where the "Community Property Supplement" must be executed and returned with this agreement.

You may presume that it is the express intention of us to create an estate or account as joint tenants with rights of survivorship and not as tenants-in-common, unless otherwise provided by striking this paragraph and executing a separate Tenancy-in-Common form and returning it to you. In the event of the death of either or any of us, the entire interest in the joint account shall be vested in the survivor on the same terms and conditions as therefore held, without in any manner releasing the decedent's estate from the liability. Notwithstanding the foregoing, you are authorized, in your discretion, to require joint actions by the joint tenants with respect to any matter concerning the joint account, including the giving or cancellation of orders and the withdrawal of moneys, securities or other property.

18. APPLICABLE LAW AND REGULATIONS. This agreement and its enforcement shall be governed by the laws of the State of New York without giving effect to the choice of law or conflicts of law provisions thereof. All transactions for my accounts shall be subject to the regulations of all applicable federal, state and self-regulatory agencies including but not limited to the Securities and Exchange Commission, the various securities and commodity exchanges, the Municipal Securities Rulemaking Board, the NASD, the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and its clearing house, if any) where executed. Actual deliveries are intended on all transactions. I agree not to exceed the exercise limits and/or position limits set by the option exchanges, for my own account, acting alone or in concert with others.

19. BINDING EFFECT. This agreement and its terms shall be binding upon my heirs, executors, successors, administrators, assigns, committee and conservators ("successors"). In the event of my death, incompetency, or disability, whether or not any successors of my estate and property shall have qualified or been appointed, you may continue to operate as though I were alive and competent and you may liquidate my account as described in Paragraph 11 above without prior notice to or demand upon my successors. This agreement shall inure to the benefit of your assigns and successors, by merger, consolidation or otherwise (and you may transfer my accounts to any such successors and assigns).

20. WAIVER NOT IMPLIED. Your failure to insist at any time upon strict compliance with this agreement or with any of its terms or any continued course of such conduct on your part shall not constitute or be considered a waiver by you of any of your rights.

21. SEVERABILITY. If any provision of this agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded or modified in order to comply with the relevant law, rule or regulation. All other provisions of this agreement will continue and remain in full force and effect.

22. TERMINATION. You have the right to terminate any of my accounts (including multiple owner accounts) at any time by notice to me.

23. NO ORAL MODIFICATION; AFFECT ON PRIOR AGREEMENTS. No modification of this agreement shall be effective unless in writing and executed by you and me. This agreement is not subject to any oral modification, the signing of this agreement supersedes any prior Customer's or Client's Agreement (except those governing transactions in my commodity accounts) made with you or any of your predecessors or assignors. To the extent this agreement is inconsistent with any other agreement governing my account, the provisions of this agreement shall govern.

24. NEW ACCOUNT FORM INFORMATION. This paragraph is not applicable to correspondent accounts as described in paragraph 9. I acknowledge that I have received and read the Oppenheimer New Account Form, and I certify that the information contained therein was provided by me to you and is true and accurate in all respects. I agree to notify the office in which I am transacting business, without delay, of any changes or corrections in connection with any information contained in the Oppenheimer New Account Form.

25. TERMINATION FEE. I agree that a ($50) service fee will be charged to my account should I instruct you to transfer my account from Oppenheimer to another financial institution.

26. NON-DISCLOSURE OF BENEFICIAL OWNERS. SEC Rule 14b-1(c) requires registered brokers who hold securities for their clients to provide issuers, upon their request, with names, addresses and security positions of clients who are beneficial owners of the issuer's securities as of the announced record date, and who have not objected to such disclosure.

If you do not wish your name to be released you must check the box below.

|_| NO. I do not want my name, address and security positions released to requesting companies in which I hold securities.

Failure to respond to this notice will legally obligate Oppenheimer & Co., Inc. to disclose your identity to requesting companies.

27. ARBITRATION. Arbitration: By maintaining my account with you, I/we agree to submit all controversies with you to arbitration in accordance with the provisions set forth below and my understanding that:

o     Arbitration is final and binding on the parties.

o The parties are waiving their right to seek remedies in court, including the right to a jury trial.

o Pre-arbitration discovery is generally more limited and different from court proceedings.

o The arbitrator's award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by arbitrators is strictly limited.

o The panel or arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

All controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on, or subsequent to the date hereof, shall be determined by arbitration in accordance with the Federal Arbitration Act to the fullest extent permitted by law. The arbitration shall be determined only before and in accordance with the rules then in effect of either the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. or any other exchange or self-regulatory organization of which you are a member as I may elect. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award may be entered by any court of competent jurisdiction without notice to me. Notice preliminary to, in conjunction with, or incident to such arbitration may be sent to me by mail and I waive personal service thereof. No person shall bring putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.


Taxpayer Identification and Certification - Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see Certification under Specific Instructions.) For Those Exempt from Back-up Withholding (see Instructions), write the word "Exempt" here: ______________

CAUTION TO CLIENT: IT IS IMPORTANT THAT YOU READ THIS AGREEMENT BEFORE YOU SIGN IT.

THE UNDERSIGNED ACKNOWLEDGE HAVING READ THE OPPENHEIMER CLIENT AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSE SET FORTH IN PARAGRAPH 27 ON THIS PAGE. THE UNDERSIGNED FURTHER ACKNOWLEDGE RECEIPT OF A COPY OF THE CLIENT AGREEMENT.

               SIGN HERE ONLY IF YOU ARE OPENING A "CASH ACCOUNT"

By signing below the client agrees to the terms stated in sections 1-11, 13, 15-26 of this agreement.

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Client's          X          Date        This Client's social security or tax
Signature                                identification number on OpCo's
                                         records is: |_|_|_|_|_|_|_|_|_|
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Other Owner's     X          Date        The Other or Joint Owner's social
Signature                                security or tax identification number
                                         is: |_|_|_|_|_|_|_|_|_|
--------------------------------------------------------------------------------
Other Owner's     X          Date        The Other or Joint Owner's social
Signature                                security or tax identification number
                                         is: |_|_|_|_|_|_|_|_|_|
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Please print your name and address:

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              SIGN HERE ONLY IF YOU ARE OPENING A "MARGIN ACCOUNT"

You are hereby specifically authorized to lend, from time to time and without notice to me, either separately or with other securities or any other property to either yourself as broker or to others, any securities or any other property held by you for me on margin. This agreement shall continue in effect until signed notice of revocation is received by or from me and, in case of such revocation, it shall continue in effect as to transactions entered into prior thereto.

By signing this agreement I acknowledge that my securities may be loaned to you or loaned out to others.

By signing below the client agrees to the terms stated in all sections of this agreement.

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Client's          X          Date        This Client's social security or tax
Signature                                identification number on OpCo's
                                         records is: |_|_|_|_|_|_|_|_|_|
--------------------------------------------------------------------------------
Other Owner's     X          Date        The Other or Joint Owner's social
Signature                                security or tax identification number
                                         is: |_|_|_|_|_|_|_|_|_|
--------------------------------------------------------------------------------
Other Owner's     X          Date        The Other or Joint Owner's social
Signature                                security or tax identification number
                                         is: |_|_|_|_|_|_|_|_|_|
--------------------------------------------------------------------------------
Please print your name and address:

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                              FOR OFFICE USE ONLY

------  ------------------------------------  -------  -------------------------
ACTION      BRANCH     ACCOUNT NO.   T   C      DOC
 CODE   ------------------------------------   CODE
------
  2
------  ------------------------------------  -------  -------------------------
1       2                                 11  12   14  17                     27

                                    Exhibit B

                        TRANSACTIONS IN THE SHARES SINCE

                                  July 23, 1997

                       Purchase                 Number
Purchase Date          Price Per Share          of Shares            Cost
-------------          ---------------          ---------            ----
7/29/97                4 5/8                    2,500             $ 11,816.35
7/30/97                4 5/8                    2,500             $ 11,816.35
7/31/97                4 5/8                   10,000             $ 47,253.85
7/31/97                4 9/16                  10,000             $ 46,625.00
8/1/97                 4 5/8                    5,000             $ 23,628.85
8/12/97                4 3/8                    4,500             $ 20,141.35
8/13/97                4 1/2                    5,500             $ 25,303.85
8/20/97                4 3/4                   10,000             $ 48,503.85
8/27/97                4 7/8                   10,000             $ 49,753.85
9/3/97                 5 3/8                    3,000             $ 16,425.00
9/3/97                 5 7/16                  17,000             $ 94,141.35
9/4/97                 5 1/8                   22,500             $117,566.35
9/5/97                 5 1/4                    3,000             $ 16,053.85
9/5/97                 5 7/16                   4,500             $ 24,918.75

The total cost for these 110,000 shares was $ 553,948.60